Exhibit 99.2

HALLADOR ENERGY COMPANY

RESTRICTED STOCK UNIT ISSUANCE AGREEMENT

This RESTRICTED STOCK ISSUANCE AGREEMENT (this “Agreement”) is made and entered into as of____________________, by and between Hallador Energy Company, a Colorado corporation (the “Corporation”), and _______________, an individual (“Participant”).

RECITALS

A.The Corporation has adopted the Hallador Energy Company Second Amended and Restated 2008 Restricted Stock Unit Plan (the “Plan”), attached hereto as Exhibit A, pursuant to which the Corporation is authorized to grant to certain employees of the Corporation Restricted Stock Units (the “Units”), giving such recipient the right to receive one (1) share of Common Stock of the Corporation per Unit upon vesting.
B.Participant is to render valuable services to the Corporation, and this Agreement evidences the special equity incentive award the Plan Administrator has authorized for Participant as an inducement to continue in the Corporation’s service.
C.All capitalized terms used in this Agreement and not otherwise defined herein shall have the meaning assigned to them in the Appendix to the Plan attached hereto as Exhibit A.

NOW, THEREFORE, it is hereby agreed as follows:

1.Grant of Units.  The Corporation hereby awards to Participant, under the Plan, as of the Award Date, the number of Units indicated below.  Each Unit which vests during Participant’s period of Service in accordance with this Agreement shall entitle Participant to receive one share of Common Stock, par value $.01, on the specified issue date described herein.  The Units awarded hereunder shall be credited to a separate bookkeeping account maintained by the Corporation (the “Account”) for Participant’s benefit.  All amounts credited to the Account shall continue for all purposes to be part of the general assets of the Corporation.  The number of shares of Common Stock subject to the awarded Units, the applicable vesting schedule for the Units, the applicable conditions relating to forfeiture of the Units, the applicable date or dates on which shares of Common Stock subject to the Award shall become issuable to Participant, and the remaining terms and conditions governing the Award shall be as set forth in this Agreement and subject to the Plan.
Award Date:
Number of Units:
Vesting Schedule:

The Units shall vest in the amount of [TO BE COMPLETED], subject in each case subject to Participant’s continued Service through the applicable vesting date, and shall vest in full subject to Participant’s continued Service through to the date of a Change in Control, and otherwise in accordance with the terms of the Plan and this Agreement.

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2.Limited Transferability.  Prior to vesting of the Units and actual receipt of the shares of Common Stock subject to the Award which become issuable hereunder, Participant may not transfer any interest in the Award or any rights to the underlying Common Stock.  Any such Common Stock subject to the Award which becomes issuable hereunder but which otherwise remains unissued at the time of Participant’s death may be transferred pursuant to the provisions of Participant’s will or the laws of inheritance or to Participant’s designated beneficiary or beneficiaries of this Award, if any.  Participant may make such a beneficiary designation at any time by filing the appropriate form with the Plan Administrator or its designee.
3.Vesting and Forfeiture.  The Units shall be subject to the following terms, conditions and restrictions with respect to vesting and forfeiture, in addition to any other applicable vesting and forfeiture provisions contained in the Plan and this Agreement:
A.Continuous Service.  Except as otherwise provided in the Plan or this Agreement, should Participant cease Service for any reason prior to vesting of any Units subject to this Award (including termination by the Corporation), then any unvested Units awarded hereunder shall be immediately forfeited and cancelled, and Participant shall thereupon cease to have any right or entitlement to receive any shares of Common Stock under those cancelled Units.
B.Termination of Service.  Notwithstanding Paragraph 3.A. above, in the event the Service of Participant is terminated by the Corporation without Cause (as defined below) or by Participant for Good Reason (as defined below), in either case after Participant has completed twelve (12) continuous months of Service, then any unvested Units outstanding immediately prior to such termination of Service will automatically accelerate and become vested upon such termination in accordance with the following schedule:
Months of Continuous Service	Vesting
<12 months

any unvested Units awarded hereunder shall be immediately forfeited and cancelled for no consideration and Participant shall thereupon cease to have any right or entitlement to receive any shares of Common Stock in respect of such Units

> 12 months to <36 months

one-half (1/2) of any such unvested Units will automatically accelerate and become fully vested upon such termination of Service; the remainder of any such unvested Units shall be forfeited and cancelled for no consideration upon such termination of Service and Participant shall thereupon cease to have any right or entitlement to receive any shares of Common Stock in respect of such Units

> 36 months	all of such unvested Units will automatically accelerate and become fully vested upon such termination of Service

C.Release Condition.  Notwithstanding anything to the contrary in this Paragraph 3, Participant’s entitlement to accelerated vesting of any unvested Units in accordance with

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Paragraph 3.B, and to receive any shares of Common Stock in settlement of such Units, shall be conditioned upon Participant’s execution and delivery to the Corporation of a written Release (as defined below), and, if applicable, Participant’s non-revocation of the Release such that the Release becomes irrevocable by its terms, on or before the sixtieth (60th) day following the date of Participant’s termination of Service, or such shorter period as the Corporation shall require in accordance with applicable law.
D.Definitions.  For purposes of this Agreement:
(i)Cause shall mean (1) Participant’s failure to perform (other than due to Disability or death) the duties of Participant’s position (as they may exist from time to time) to the reasonable satisfaction of the Corporation or any of its Subsidiaries after receipt of a written warning and at least fifteen (15) days’ opportunity for Participant to cure the failure, (2) any act of fraud or dishonesty committed by Participant against or with respect to the Corporation or any of its Subsidiaries or customers as shall be reasonably determined to have occurred by the Board, (3) Participant’s conviction or plea of no contest to a crime that negatively reflects on Participant’s fitness to perform Participant’s duties or harms the Corporation’s or any of its Subsidiaries’ reputation or business, (4) Participant’s willful misconduct that is injurious to the Corporation or any of its Subsidiaries, or (5) Participant’s willful violation of a material policy of the Corporation or any of its Subsidiaries.  The preceding definition shall not be deemed to be inclusive of all the acts or omissions that the Corporation or any of its Subsidiaries may consider as grounds for the dismissal or discharge of Participant or any other individual in the service of the Corporation or any of its Subsidiaries.  Notwithstanding the foregoing, if Participant is a party to an employment agreement with the Corporation, the definition of “cause” as defined in such employment agreement will supersede the above definition.
(ii)Good Reason shall mean the occurrence, without Participant’s written consent, of any of the following events or conditions: (1) a material reduction in Participant’s authority, duties or responsibilities compared to Participant’s authority, duties and responsibilities as of the Award Date; (2) Participant’s principal work location being moved more than 40 miles from Participant’s initial base location of the Corporation’s current location in Lone Tree, Colorado, or the Corporation’s principal office in Terre Haute, Indiana, as applicable; (3) the Corporation or any of its Subsidiaries materially reduces Participant’s base salary (unless the base salaries of substantially all other senior executives of the Corporation are similarly reduced); or (4) if Participant is a party to an employment agreement with the Corporation, any material breach of such employment agreement by the Corporation, or any material breach of this Agreement.  Participant will not resign for Good Reason without first providing the Corporation with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and the Corporation must have an opportunity within thirty (30) days following delivery of such notice to cure the Good Reason condition.  Participant shall be deemed to have consented to any such event or condition unless Participant provides written notice of Participant’s non-acquiescence within such 90-day period.
(iii)Release shall mean a general release, in the form provided by the Corporation, of any and all claims against the Corporation and all related parties with respect to all matters arising out of Participant’s employment by the Corporation, Subsidiaries and all related parties with respect to all matters arising out of Participant’s Service with the Corporation, any Subsidiary or any of their affiliates, and (if applicable) the termination thereof (other than claims for any entitlements under the terms of this Agreement or for vested benefits under any employee benefit plans or programs of the

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Corporation or its Subsidiaries made available to employees of the Corporation, any Subsidiary, or any of their affiliates generally under which Participant has accrued and is due a benefit, including, without limitation, the Plan), subject to applicable law.
4.Stockholder Rights.  The Award hereunder shall not be interpreted to bestow upon Participant any equity interest or ownership in the Corporation prior to the date the Common Stock is issued hereunder.  The holder of this Award shall not have any stockholder rights, including voting, dividend or liquidation rights, with respect to the shares of Common Stock subject to the Award until the vesting of the applicable Units and Participant becomes the record holder of shares of Common Stock upon their actual issuance following the Corporation’s collection of the applicable Withholding Taxes, and only with respect to the shares of Common Stock so issued.
5.Reorganization/Change in Control.
A.Any Units subject to this Award at the time of a Reorganization may be assumed by the successor entity or otherwise continued in full force and effect.  In the event of such assumption or continuation of the Award, no accelerated vesting of the Units shall occur at the time of the Reorganization; provided, however, that if the Reorganization event also constitutes a Change in Control, then the special vesting acceleration provisions of Paragraph 5.C of this Agreement shall be applicable.
B.In the event the Award is assumed or otherwise continued in effect, the Units subject to the Award will be adjusted immediately after the consummation of the Reorganization so as to apply to the number and class of securities into which the Common Stock subject to those Units immediately prior to the Reorganization would have been converted in consummation of that Reorganization had the Common Stock actually been issued and outstanding at that time.
C.If the Units subject to this Award at the time of the Reorganization are not assumed or otherwise continued in effect in accordance with Paragraph 5.A above or in event such Reorganization also constitutes a Change in Control, then those units shall vest immediately upon the effective date of such Reorganization or Change in Control.  The Common Stock subject to those vested Units shall be issued on the closing date of the Change in Control or Reorganization transaction triggering such accelerated vesting (or shall otherwise be converted into the right to receive the same consideration per share of Common Stock payable to the other stockholders of the Corporation in consummation of that Reorganization or Change in Control and distributed at the same time as such stockholder payments), subject to the Corporation’s collection of applicable Withholding Taxes pursuant to the provisions of Paragraph 7.  In no event, however, shall the issuance of the Common Stock subject to the Units or the distribution of any other consideration for those shares of Common Stock be made to Participant later than the fifteenth (15th) day of the third (3rd) month following the taxable year in which the Change in Control or Reorganization transaction is effectuated.
D.This Agreement shall not in any way affect the right of the Corporation to adjust, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.
6.Adjustment in Award.  Should any change be made to the Common Stock by reason of any stock split (including a reverse stock split), stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction, extraordinary dividend or distribution or other similar

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change affecting the outstanding Common Stock as a class without the Corporation’s receipt of consideration, or should the value of outstanding shares of Common Stock be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, or should there occur any merger, consolidation or other reorganization, then equitable adjustments shall be made to the total number and/or class of securities issuable pursuant to this Award.  Such adjustments shall be made in such manner as the Plan Administrator deems appropriate in order to reflect such change and thereby preclude a dilution or enlargement of benefits hereunder.  The determination of the Plan Administrator shall be final, binding and conclusive.  In the event of a Change in Control or Reorganization, the adjustments (if any) shall be made in accordance with the provisions of Paragraph 5.
7.Issuance of Common Stock/Collection of Withholding Taxes.
A.On the date on which Units vest in accordance with the provisions of this Agreement or as soon as administratively practicable following such vesting date, the Corporation shall issue to or on behalf of Participant the number of shares of Common Stock to which Participant is entitled in respect of such vested Units, subject to the Corporation’s collection of the applicable Withholding Taxes.  In no event, however, shall such issuance be effected later than the fifteenth (15th) day of the third (3rd) month following the taxable year in which the applicable vesting date occurs, with the applicable Withholding Taxes to be collected on or before such issuance.
B.Unless Participant (i) otherwise makes satisfactory arrangements with the Corporation on or before the date on which the Units vest under this Award to pay the applicable Withholding Taxes through the delivery of a check payable to the Corporation in a dollar amount equal to the Withholding Taxes which the Corporation must collect from Participant in connection with such vesting and concurrent issuance of such the applicable number of shares of Common Stock, and (ii) in fact delivers such check to the Corporation not later than that vesting date, the Corporation shall collect the applicable Withholding Taxes by withholding from the shares of Common Stock otherwise issuable to Participant at that time, a portion of those shares with a Fair Market Value (measured as of the vesting date) equal to the applicable Withholding Taxes; provided, however, that the number of Shares so withheld shall not exceed in Fair Market Value the amount necessary to satisfy the Corporation’s required tax withholding obligations using the maximum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to supplemental taxable income.
C.Except as otherwise provided in Paragraph 5 and Paragraph 7.B, the settlement of all Units which vest under the Award shall be made solely in shares of Common Stock.  In no event, however, shall any fractional shares be issued.  Accordingly, the total number of shares of Common Stock to be issued pursuant to that Award shall, to the extent necessary, be rounded down to the next whole share in order to avoid the issuance of a fractional share.
8.Benefit Limit.  Notwithstanding anything to the contrary in this Agreement, in the event the vesting of Units and corresponding issuance of the Common Stock subject to this Award (together with any other payment or benefit received or to be received by a Participant in connection with a Change of Control of the Corporation) (all such payments and benefits being hereinafter referred to as the “Total Payments”) would constitute a parachute payment under Code Section 280G, and would, but for this Paragraph 8, be subject to the excise tax imposed under Code Section 4999 (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Total Payments, a calculation shall

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be made comparing (i) the After-Tax Value (as defined below) to Participant of the Total Payments after payment of the Excise Tax to (ii) the After-Tax Value to Participant if the Total Payments are limited to the extent necessary to avoid being subject to the Excise Tax.  Only if the amount calculated under clause (i) above is less than the amount under clause (ii) above will the Total Payments be reduced to the minimum extent necessary to ensure that no portion of the Total Payments is subject to the Excise Tax.  The term “After-Tax Value” shall mean the present value of the Total Payments reduced by all federal, state, local and foreign income, excise and employment taxes applicable to such payments.  All determinations and calculations required to be made under this Paragraph 8 shall be made by the Corporation’s independent accountants (at Corporation’s expense), in consultation with Participant and subject to the reasonable right of Participant’s representative(s) to review and comment on such calculations prior to final determination.  The parties recognize that the actual implementation of the provisions of this Paragraph 8 may be complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.  The Total Payments shall be reduced, as applicable, in a manner that maximizes Participant’s economic position.  In applying this principle, the reduction shall be made in a manner consistent with the requirements of Code Section 409A, and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.
9.Section 409A.  Notwithstanding anything to the contrary, the Corporation and Participant intend that this Agreement not provide for the “deferral of compensation” for purposes of Internal Revenue Code Section 409A (“Section 409A”), and, to the maximum extent possible under Section 409A, any amounts payable under this Agreement shall be short-term deferrals pursuant to Treasury Regulation Section 1.409A-1(b)(4) or otherwise payable in a manner that would not be subject to tax under Section 409A, and this Agreement shall be interpreted and operated consistent with such intent.  To the extent this Agreement provides for the “deferral of compensation” for purposes of Section 409A, the parties hereto intend that any amounts payable under this Agreement shall comply with Section 409A in a manner so as not to be subject to any additional tax, interest, penalties, or accelerated recognition of income imposed pursuant to Section 409A, and this Agreement shall be interpreted and operated consistent with such intent.  The Corporation may, without notice to Participant, modify or amend this Agreement consistent with such intentions; provided that no such modification or amendment to this Agreement that would disadvantage Participant shall be made applicable to Participant without Participant’s prior written consent.  Any payments to be made under this Agreement upon a termination of service to the Corporation shall be made only upon a “separation from service” under Section 409A, and each payment obligation of the Corporation shall be interpreted and administered accordingly.  Notwithstanding the foregoing, the Corporation makes no representations that the payments and benefits provided under this Agreement comply with Section 409A and in no event shall the Corporation be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by Participant on account of non-compliance with Section 409A.
10.Compliance with Other Laws and Regulations.  The issuance of shares of Common Stock pursuant to the Award shall be subject to compliance by the Corporation and Participant with all applicable requirements of law relating thereto and with all applicable regulations of any Stock Exchange on which the Common Stock may be listed for trading at the time of such issuance.
11.Notices.  Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be in writing and addressed to the Corporation at its principal corporate offices.  Any notice required to be given or delivered to Participant shall be in writing and addressed to

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Participant at the address indicated below Participant’s signature line on this Agreement.  All notices shall be deemed effective upon personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.
12.Successors and Assigns.  Except to the extent otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Corporation and its successors and assigns and Participant and the legal representatives, heirs and legatees of Participant’s estate and any beneficiaries of the Award designated by Participant.
13.Construction.  All interpretations and constructions of the provisions of this Agreement and all determinations on any questions arising under this Agreement shall be made by the Plan Administrator, and its decision on such matters shall be conclusive and binding on all persons having an interest in this option.
14.Governing Law and Venue.  The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Colorado without resort to that State’s conflict-of-laws rules.  For purposes of litigating any dispute that arises under this Agreement, the parties hereby submit to and consent to the jurisdiction of the State of Colorado, and agree that any such litigation shall be conducted in the courts of Denver County, Colorado, or the federal
15.Employment at Will.  Nothing in this Agreement shall confer upon Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Subsidiary employing or retaining Participant) or of Participant, which rights are hereby expressly reserved by each, to terminate Participant’s Service at any time for any reason, with or without cause.
16.Participant Acknowledgements.  Participant acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Award subject to all of the terms and provisions hereof and thereof.  Participant has reviewed this Agreement and the Plan in their entirety, has had an opportunity to obtain the advice of counsel (including tax counsel) prior to executing this Agreement and fully understands all provisions of this Agreement and the Plan.

PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE UNITS WILL VEST, IF AT ALL, ONLY DURING THE PERIOD OF PARTICIPANT’S SERVICE (NOT THROUGH THE ACT OF BEING GRANTED THE AWARD OR ACQUIRING UNITS HEREUNDER).  PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT NOR THE PLAN WILL CONFER UPON PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION OF PARTICIPANT’S SERVICE WITH THE CORPORATION.

[Signatures intentionally on following page]

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IN WITNESS WHEREOF, the parties have executed this Restricted Stock Unit Issuance Agreement on the day and year first indicated above.

HALLADOR ENERGY COMPANY

By:	_______________________________
Name:	Brent K. Bilsland
Title:	Chief Executive Officer and President
PARTICIPANT:

Signature:
Name:
Address:

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EXHIBIT A

HALLADOR ENERGY COMPANY

SECOND AMENDED AND RESTATED 2008 RESTRICTED STOCK UNIT PLAN

I.	PURPOSE OF THE PLAN

This Second Amended and Restated 2008 Restricted Stock Unit Plan (the “Plan”) is intended to promote the interests of Hallador Energy Company, a Colorado corporation, by providing eligible persons with the opportunity to receive equity awards designed to encourage them to continue their service relationship with the Corporation or its Subsidiaries.

The Plan first became effective on April 8, 2008, and was first amended and restated to increase the number of shares of Common Stock reserved for issuance thereunder as approved by the Corporation’s stockholders on May 25, 2017. The Plan was further amended and restated in its present form on April 15, 2025, which is the date on which the amendment and restatement of the Plan in its present form was approved by the Board (the ”Restatement Date”), subject to approval by the Corporation’s stockholders. The terms of the Plan as amended and restated herein shall, to the extent permitted by applicable laws, rules, or regulations, including the rules of any Stock Exchange, apply to all Awards granted under the Plan prior to, on or following the Restatement Date. If this amendment and restatement of the Plan is not approved by the Corporation’s stockholders at the Corporation’s 2025 Annual Meeting of Stockholders, then this amendment and restatement of the Plan will be null and void in its entirety and the Plan as approved by the Corporation’s stockholders on May 25, 2017 will remain in effect.

Capitalized terms shall have the meanings assigned to such terms in the attached Appendix.

II.	ADMINISTRATION OF THE PLAN

A.The Compensation Committee shall have sole and exclusive authority to administer the Plan with respect to Section 16 Insiders. However, administration of the Plan with respect to all other eligible persons may, at the Board’s discretion, be vested in the Compensation Committee or a Secondary Board Committee, or the Board may retain the power to administer those programs with respect to all such persons. However, any Awards for members of the Compensation Committee must be authorized by a disinterested majority of the Board.

B.The Compensation Committee, or any Secondary Board Committee, shall have the authority to delegate its authority to one or more officers of the Corporation with respect to Awards that do not involve Section 16 Insiders. Such committee may at any time terminate the delegation of authority to any such officer.

C.Members of the Compensation Committee or any Secondary Board Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time. The Board may also at any time terminate the functions of any Secondary Board Committee and reassume all powers and authority previously delegated to such committee with respect to the Plan.

D.Each Plan Administrator shall, within the scope of its administrative functions under the Plan, have full power and authority (subject to the provisions of the Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the Plan and to make such determinations under, and issue such interpretations of, the provisions of the Plan and any outstanding

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Awards thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Plan under its jurisdiction or any Award thereunder.

E.Service as a Plan Administrator by the members of the Compensation Committee or the Secondary Board Committee shall constitute service as Board members, and the members of each such committee shall accordingly be entitled to full indemnification and reimbursement as Board members for their service on such committee. No member of the Compensation Committee or the Secondary Board Committee shall be liable for any act or omission made in good faith with respect to the Plan or any Award thereunder.

III.	ELIGIBILITY

A.The persons eligible to participate in the Plan are as follows:

(i)Employees,

(ii)non-employee members of the Board or the board of directors of any Subsidiary, and

(iii)consultants and other independent advisors who provide services to the Corporation (or any Subsidiary).

B. The Plan Administrator shall have full authority to determine which eligible persons are to receive Awards under the Plan, the time or times when the Awards are to be made, the number of shares subject to each such Award and the vesting and issuance schedules applicable to the shares which are the subject of such Award.

IV.	STOCK SUBJECT TO THE PLAN

A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Corporation on the open market. The number of shares of Common Stock reserved for issuance over the term of the Plan shall be limited to 6,850,000 shares, including the 4,850,000 shares previously reserved for issuance under the Plan.

B. Shares of Common Stock subject to outstanding Awards made under the Plan shall be available for subsequent issuance under the Plan to the extent those Awards terminate for any reason prior to the issuance of the shares of Common Stock subject to those Awards. If shares of Common Stock otherwise issuable under the Plan are withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the vesting of an Award or the issuance of Common Stock thereunder, then the number of shares of Common Stock available for issuance under the Plan shall be reduced on the basis of the net number of shares issued, calculated in each instance after any such share withholding.

C. Should any change be made to the Common Stock by reason of any stock split (including reverse stock splits), stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting the outstanding Common Stock as a class without the Corporation’s receipt of consideration, or should the value of outstanding shares of Common Stock be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, then equitable adjustments shall be made by the Plan Administrator to (i) the maximum number and/or class of securities issuable under the Plan and (ii) the number and/or class of securities subject to each outstanding

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Award under the Plan. The adjustments shall be made in such manner as the Plan Administrator deems appropriate in order to prevent the dilution or enlargement of benefits under the Plan and the outstanding Awards thereunder, and such adjustments shall be final, binding and conclusive. In the event of a Change in Control, however, the adjustments (if any) shall be made solely in accordance with the applicable provisions of the Plan governing Change in Control transactions.

D. Outstanding Awards granted pursuant to the Plan shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

V.	TERMS OF AWARDS

A. The Plan Administrator shall determine the Participants who shall receive Awards under the Plan and the terms and conditions of each such Award. Each restricted stock unit subject to the Award shall entitle the recipient to receive one share of Common Stock following vesting of the Award.

B. Awards may, in the discretion of the Plan Administrator, vest in one or more installments over the Participant’s period of Service. Outstanding Awards shall automatically terminate, and no shares of Common Stock shall actually be issued in satisfaction of those Awards, if the Service requirements established for those Awards are not attained or satisfied. The Plan Administrator, however, shall have the discretionary authority to issue vested shares of Common Stock under one or more outstanding Awards as to which the designated Service requirements have not been attained or satisfied.

C. Shares of Common Stock subject to a vested Award may be issued upon vesting of the Award or upon the expiration of a designated time period following the vesting of that Award including (without limitation) a deferred distribution date following the termination of the Participant’s Service.

D. The Participant shall not have any stockholder rights with respect to the shares of Common Stock subject to an Award until that Award vests and the shares of Common Stock are actually issued thereunder. Unless otherwise set forth in a Participant’s Award Agreement, cash dividends and stock dividends, if any, with respect to the restricted stock units shall be withheld by the Corporation for the Participant’s account, and shall be subject to forfeiture to the same degree as the restricted stock units to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

E. Except as may otherwise be provided in an Award Agreement with respect to an Award, if a Participant’s Service ends as a result of Participant’s death or Disability, then any unvested restricted stock units outstanding will automatically accelerate and become fully vested on the date of such death or Disability.

VI.	REORGANIZATION/CHANGE IN CONTROL

A. Any Award outstanding at the time of a Reorganization may be assumed by the successor entity or otherwise continued in full force and effect. In the event of such assumption or continuation of the Award, no accelerated vesting of the Award shall occur at the time of the Reorganization; provided, however, that if the Reorganization event also constitutes a Change in Control, then the special vesting acceleration provisions of Section VI.C below shall be applicable.

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B. In the event the Award is assumed or otherwise continued in effect, the Award shall be adjusted immediately after the consummation of the Reorganization so as to apply to the number and class of securities into which the shares of Common Stock subject to restricted stock units under the Award immediately prior to the Reorganization would have been converted in consummation of that Reorganization had the shares of Common Stock actually been issued and outstanding at that time.

C. If the Award outstanding at the time of the Reorganization is not assumed or otherwise continued in effect in accordance with Section VI.A above or in the event such Reorganization also constitutes a Change in Control, then that Award shall vest immediately upon the effective date of such Reorganization or Change in Control. The shares of Common Stock subject to the vested Award shall be issued on the closing date of the Change in Control or Reorganization transaction triggering such accelerated vesting (or shall otherwise be converted into the right to receive the same consideration per share of Common Stock payable to the other stockholders of the Corporation in consummation of that Reorganization or Change in Control and distributed at the same time as such stockholder payments), subject to the Corporation’s collection of applicable Withholding Taxes.

D. The Plan Administrator shall have the discretionary authority to structure one or more Awards so that those Awards shall automatically vest (or vest and become issuable) in whole or in part immediately prior to the effective date of an actual Reorganization or Change in Control transaction or upon the subsequent termination of the Participant’s Service within a designated period following the effective date of that Reorganization or Change in Control transaction.

VII.	TAX WITHHOLDING

A. The Corporation’s obligation to deliver shares of Common Stock upon the vesting of an Award under the Plan shall be subject to the satisfaction of all applicable income and employment tax withholding requirements.

B. The Plan Administrator may, in its discretion, provide Participants to whom Awards are made under the Plan with the right to use shares of Common Stock in satisfaction of all or part of the Withholding Taxes to which such holders may become subject in connection with the vesting of those Awards or the issuance of shares of Common Stock thereunder. Such right may be provided to any such holder in either or both of the following formats

(i)Stock Withholding: The election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the vesting of such Award or the issuance of shares of Common Stock thereunder, a portion of those shares with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by such individual; provided, however, that no shares of Common Stock shall be withheld with a value exceeding the maximum amount of tax required to be withheld by law.

(ii)Stock Delivery: The election to deliver to the Corporation, at the time of the vesting of such Award or the issuance of shares of Common Stock thereunder, one or more shares of Common Stock previously acquired by such individual (other than in connection with the share issuance or share vesting triggering the Withholding Taxes) with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by the individual.

VIII.EFFECTIVE DATE AND TERM OF THE PLAN

A. The Plan shall become effective on the Plan Effective Date.

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B. The Plan shall terminate upon the earliest to occur of (i) May 29, 2035, (ii) the date on which all shares available for issuance under the Plan shall have been issued as fully vested shares, or (iii) the termination of all outstanding Awards in connection with a Reorganization or Change in Control. Should the Plan terminate on May 29, 2035, then all Awards outstanding at that time shall continue to have force and effect in accordance with the provisions of the documents evidencing those Awards.

IX.AMENDMENT OF THE PLAN

The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects subject to any stockholder approval required under applicable law or regulation or the rules of any Stock Exchange. However, no such amendment or modification shall adversely affect the rights and obligations with respect to Awards at the time outstanding under the Plan unless the Participant consents to such amendment or modification.

X.GENERAL PROVISIONS

A. Any cash proceeds received by the Corporation from the sale of shares of Common Stock under the Plan, if any, shall be used for general corporate purposes.

B. The implementation of the Plan, the granting of any Award under the Plan and the issuance of any shares of Common Stock in connection with the vesting of any Award under the Plan shall be subject to the Corporation’s procurement of all approvals and permits required by regulatory authorities or Stock Exchange having jurisdiction over the Plan, the Awards made under the Plan and the shares of Common Stock issuable pursuant to those Awards. No Awards or shares of Common Stock or other assets shall be issued or delivered under the Plan except in compliance with all applicable requirements of applicable securities laws and the rules of any Stock Exchange.

C. Nothing in the Plan shall confer upon the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Subsidiary employing or retaining such person) or of the Participant, which rights are hereby expressly reserved by each, to terminate such person’s Service at any time for any reason, with or without cause.

D. Notwithstanding anything to the contrary, it is intended that Awards under the Plan not result in the “deferral of compensation” for purposes of Code Section 409A (“Section 409A”), and, to the maximum extent possible under Section 409A, any amounts payable under an Award shall be short-term deferrals pursuant to Treasury Regulation Section 1.409A-1(b)(4) or otherwise payable in a manner that would not be subject to tax under Section 409A. To the extent an Award provides for the “deferral of compensation” for purposes of Section 409A, it is intended that any amounts payable under the Award shall comply with Section 409A in a manner so as not to be subject to any additional tax, interest, penalties, or accelerated recognition of income imposed pursuant to Section 409A. The Corporation may, without notice to a Participant, modify or amend the Plan consistent with such intentions. Any payments to be made under an Award upon a termination of Service of a Participant shall be made only upon a “separation from service” under Section 409A, and each payment obligation of the Corporation shall be interpreted and administered accordingly. In addition, if a Participant is deemed to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provisions of any benefit that is required to be delayed pursuant to such Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six (6) month period measured from the date of the Participant’s “separation from service” (as such term is defined in Treasury Regulation Section 1.409A-1(h)), or (ii) the date of the

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Participant’s death (the “Delay Period”). Within ten (10) days following the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Participant in a lump sum, and any remaining payments and benefits due under the applicable Award shall be paid or provided in accordance with the normal payment dates specified for them herein.

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APPENDIX

The following definitions shall be in effect under the Plan:

A. “Award” shall mean an award of restricted stock units.

B. “Award Agreement” shall mean the agreement(s) between the Corporation and the Participant evidencing a particular Award made to that individual under the Plan, as such agreement(s) may be in effect from time to time

C. “Board” shall mean the Corporation’s Board of Directors.

D. “Change in Control” shall mean any change in control or ownership of the Corporation which occurs by reason of one or more of the following events:

(i)the acquisition of any person or group of related persons (as determined pursuant to section 13(d)(3) of the 1934 Act) of beneficial ownership of securities of the Corporation representing fifty percent (50%) or more of the total number of votes that may be cast for the election of Board members, or

(ii)stockholder approval of, or for Awards granted on or after the Restatement Date, consummation of, (A) any agreement for a merger or consolidation in which the Corporation will not survive as an independent corporation or other entity, or (B) any sale, exchange or other disposition of all or substantially all of the Corporation’s assets.

In determining whether a subparagraph (i) acquisition has occurred, the person acquiring beneficial ownership of the securities must be someone other than a person or an affiliate of a person that, as of May 29, 2025 is the beneficial owner of securities of the Corporation representing twenty percent (20%) or more of the total number of votes that may be cast for the election of Board members. In determining whether a subparagraph (ii) event has occurred, the conversion of the Corporation into a limited partnership or other form of entity shall not constitute a Change in Control unless another Change in Control event, such as a subparagraph (i) acquisition, occurs concurrently with such conversion. The Board’s reasonable determination as to whether a Change in Control event has occurred shall be final and conclusive.

Notwithstanding anything herein to the contrary, with respect to any amounts that constitute nonqualified deferred compensation under Section 409A and that would be payable in connection with a Change in Control, to the extent required to avoid accelerated or additional taxation under such section, no Change in Control will be deemed to have occurred unless such Change in Control also constitutes a change in the ownership or effective control of the Corporation or a change in the ownership of a substantial portion of the Corporation’s assets within the meaning of Code Section 409A(a)(2)(A)(v).

E. “Code” shall mean the Internal Revenue Code of 1986, as amended.

F. “Common Stock” shall mean the Corporation’s common stock.

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G.“Compensation Committee” shall mean the Compensation Committee of the Board comprised of two (2) or more non-employee Board members.

H. “Corporation” shall mean Hallador Energy Company, a Colorado corporation, and any corporate successor to all or substantially all of the assets or voting stock of Hallador Energy Company which has by appropriate action assumed the Plan.

I. “Disability” shall mean the earlier of: (i) the inability of a Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Code Section 22(e)(3) and Code Section 409A(a)(2)(c)(i), as determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances; or (ii) the disability of Participant as such term is defined in the Corporation’s applicable long-term disability insurance plan.

J. “Employee” shall mean an individual who is in the employ of the Corporation (or any Subsidiary, whether now existing or subsequently established), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

K. “Fair Market Value” per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

(i) If the Common Stock is listed upon one or more established Stock Exchanges, then the Fair Market Value per share shall be deemed to be the averages of the quoted closing prices of the Common Stock on such Stock Exchanges on the date for which the determination is made, or if no sale shall have been made on any Stock Exchange on that day, on the next preceding day on which there was such a sale.

(ii) If the Common Stock is not listed upon an established Stock Exchange but is actively traded on the NASDAQ System, the Fair Market Value per share shall be deemed to be the last reported sale price for the date for which the determination is made or (in the absence of any sale on such date) the mean between the dealer “bid” and “ask” closing prices of the Common Stock on the NASDAQ System on such day or, if there shall have been no trading or quotes of the Common Stock on that day, on the next preceding day on which there was such trading or quotes.

(iii) If none of the foregoing apply, the Fair Market Value per share shall be deemed to be an amount as determined in good faith by the Board by applying any reasonable valuation method.

L. “1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

M. “Participant” shall mean any person who is issued an Award under the Plan.

N. “Plan” shall mean the Corporation’s Second Amended and Restated 2008 Restricted Stock Unit Plan, as set forth in this document.

O. “Plan Administrator” shall mean the particular persons or entity, whether the Compensation Committee (or subcommittee thereof), the Board, any Secondary Board Committee, or any officer or officers of the Corporation to whom the Compensation Committee or any Secondary Board Committee has delegated authority, which are authorized to administer the Plan with respect to one or

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more classes of eligible persons, to the extent such persons or entities are carrying out their administrative functions under the Plan with respect to the persons under its jurisdiction.

P. “Plan Effective Date” the Plan originally became effective on April 8, 2008, was first amended and restated as approved by the Corporation’s stockholders on May 25, 2017 and further amended and restated as approved by the Corporation’s stockholders on May 29, 2025.

Q. “Reorganization” shall mean the occurrence of any of the following transactions:

(i) the Corporation is merged or consolidated with another corporation or entity and the Corporation is not the surviving corporation or does not otherwise survive as the surviving entity, or

(ii) all or substantially all of the assets of the Corporation are acquired by another entity, or

(iii) the Corporation is liquidated or reorganized.

Notwithstanding anything herein to the contrary, with respect to any amounts that constitute nonqualified deferred compensation under Section 409A and that would be payable in connection with a Reorganization, to the extent required to avoid accelerated or additional taxation under such section, no Reorganization will be deemed to have occurred unless such Reorganization also constitutes a change in the ownership or effective control of the Corporation or a change in the ownership of a substantial portion of the Corporation’s assets within the meaning of Code Section 409A(a)(2)(A)(v).

R. “Secondary Board Committee” shall mean a committee of one or more Board members appointed by the Board to administer the Plan with respect to eligible persons other than Section 16 Insiders.

S. “Section 16 Insider” shall mean an officer or director of the Corporation subject to the short-swing profit liabilities of Section 16 of the 1934 Act.

T. “Service” shall mean the performance of services for the Corporation (or any Subsidiary, whether now existing or subsequently established) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the Award. For purposes of the Plan, a Participant shall be deemed to cease Service immediately upon the occurrence of the either of the following events: (i) the Participant no longer performs services in any of the foregoing capacities for the Corporation or any Subsidiary or (ii) the entity for which the Participant is performing such services ceases to remain a Subsidiary of the Corporation, even though the Participant may subsequently continue to perform services for that entity. Service shall not be deemed to cease during a period of military leave, sick leave or other personal leave approved by the Corporation. Except to the extent otherwise required by law or expressly authorized by the Plan Administrator or by the Corporation’s written policy on leaves of absence, no Service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.

U. “Stock Exchange” shall mean any stock exchange or automated quotation system upon which the Corporation’s Common Stock is or may be listed or quoted.

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V. “Subsidiary” shall mean (i) any corporation (other than the Corporation) or other entity in an unbroken chain beginning with the Corporation, provided each such entity (other than the last entity) in the unbroken chain, owns, at the time of the determination, stock or other equity interests possessing fifty percent (50%) or more of the total combined voting power of all classes of stock or other voting interests in one of the other corporations or entities in such chain, or (ii) any entity that is directly or indirectly controlled by the Corporation.

W.“Withholding Taxes” shall mean the applicable federal and state income and employment withholding taxes to which the holder of an Award under the Plan may become subject in connection with the vesting of that Award or the issuance of shares of Common Stock thereunder.